UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

JAKKS Pacific, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E403

(CUSIP Number)

McCarter & English, LLP

825 Eighth Avenue, 31st Floor

New York, NY 10019

Attention: Howard M. Berkower

212-609-6824

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403	13D	Page 2 of 6 Pages

1.	NAME(S) OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence I. Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,917,001
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,917,001
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,917,001
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.03% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based upon 9,569,903 shares of the Issuer’s Common Stock outstanding as of March 16, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022.

CUSIP No. 47012E403	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 2951 28th Street, Santa Monica, CA 90405.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by Lawrence I. Rosen (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1578 Sussex Turnpike (Bldg. 5), Randolph, NJ 07869.

(c)	The Reporting Person is the founder and Chairman of LaRose Industries LLC, the parent company of Cra-Z-Art, a privately held company based in Randolph, New Jersey, which manufactures and sells classic toys, arts and crafts kits, puzzles, and school supplies. The business address of LaRose Industries LLC is 1578 Sussex Turnpike (Bldg. 5), Randolph, NJ 07869.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock to which this Schedule 13D relates have been purchased from time to time in open market transactions at an aggregate cost of approximately $18,361,000 with the Reporting Person’s working capital including margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.  Purpose of Transaction.

This Schedule 13D is being filed because Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, requires persons reporting on Schedule 13G to file a Schedule 13D when beneficial ownership equals or exceeds 20 percent of the class of equity securities. The Reporting Person holds the Common Stock for investment purposes. The shares of Common Stock were not acquired by the Reporting Person, and are not held by the Reporting Person for the purpose or with the effect of changing or influencing the control of the Company. The Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in open market or in privately negotiated transactions, in compliance with the federal securities law. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 47012E403	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
(c)	A list of the transactions in the shares of Common Stock that were effected by the Reporting Person during the past 60 days is attached hereto as Schedule A and is incorporated herein by reference.
(d)	And (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 above is hereby incorporated by this reference in this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 47012E403	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2023

By:	/s/ Lawrence I. Rosen
Lawrence I. Rosen

CUSIP No. 47012E403	13D	Page 6 of 6 Pages

SCHEDULE A

RECENT TRANSACTIONS

The following transactions on the open market in the shares of Common Stock were effected within 60 days prior to April 11, 2022, the date of the Schedule 13D:

Date Acquired	Shares Acquired	Price per Share *
2/10/2022	1,000	$12.390
2/11/2022	16,303	$12.878
2/14/2022	724	$12.990
2/15/2022	22,664	$13.332
2/25/2022	29,221	$14.947
2/28/2022	68,958	$15.431
3/2/2022	25,000	$15.890
3/8/2022	5,799	$15.166
4/11/2022	40,417	$13.525

*The reported price is a weighted average price. The Reporting Person undertakes to provide to the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.